GRIFFON CORPORATION
712 Fifth Avenue, 18th Floor
New York, New York 10019
Telephone: (212) 957-5000
June 10, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop: 3561

Re: Griffon Corporation
Registration Statement on Form S-4 (File No. 333-211962)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4 (File No. 333-211962), (the “Registration Statement”), of Griffon Corporation, a Delaware corporation (the “Company”), The AMES Companies, Inc., a Delaware corporation, ATT Southern, Inc., a Delaware corporation, Clopay Ames True Temper Holding Corp., a Delaware corporation, Clopay Building Products Company, Inc., a Delaware corporation, Clopay Plastic Products Company, Inc., a Delaware corporation, and Telephonics Corporation, a Delaware corporation (collectively, the “Guarantors”). Upon the effectiveness of the Registration Statement, the Company and the Guarantors propose to offer to exchange an aggregate principal amount of up to $125,000,000 of the Company’s registered 5.25% Senior Notes due 2022 (the “Exchange Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Company’s outstanding restricted 5.25% Senior Notes due 2022 (the “Old Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement. The Company previously issued the Old Notes on May 18, 2016 as additional notes under an indenture dated as of February 27, 2014 by and among the Company, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. All of the Old Notes are outstanding on the date hereof.

The Company and Guarantors (collectively the “Co-Registrants”) are registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the

Exchange Notes to be received in the exchange offer and, to the best of the Co-Registrants’ information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Co-Registrants will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Co-Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Co-Registrants will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that (1) it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

GRIFFON CORPORATION

By: /s/ Seth L. Kaplan
Seth L. Kaplan
Senior Vice President